DLA Piper LLP (US) 4365 Executive Drive, Suite 1100 San Diego, California 92121-2133 www.dlapiper.com Michael S. Kagnoff michael.kagnoff@dlapiper.com T 858.638.6722 F 858.638.5122

April 4, 2016

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers and Acquisitions

100 F Street NE

Washington, D.C. 20549

Attn:	Perry Hindin, Special Counsel
Bryan Pitko

Re:	DTS, Inc.
Preliminary Proxy Statement filed on Schedule 14A
Filed March 23, 2016
File No. 000-50335

Ladies and Gentlemen:

This letter responds to the letter of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated April 1, 2016, to Blake A. Welcher, General Counsel of DTS, Inc. (the “Company”) regarding the Preliminary Proxy Statement filed on March 23, 2016 (the “Preliminary Proxy Statement”). This letter is being submitted together with the Company’s revised preliminary proxy statement on Schedule 14A (the “Revised Preliminary Proxy Statement,” and together with the Preliminary Proxy Statement, the “Filing”). For the convenience of the Staff, we first provide the comment received from the Staff, which has been reproduced from the Staff’s letter and provided in bold, italics, followed by the Company’s response to the Staff’s comment.

PREC14A filing made on March 23, 2016

How Will DTS Solicit Proxies? page 9

1.	Please revise to state the total expenditures to date for, in furtherance of, or in connection with the solicitation of security holders. See Item 4(b)(4) of Schedule 14A and Instruction 1 to Item 4.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and has revised the Revised Preliminary Proxy Statement to state the total expenditures to date for, in furtherance of, or in connection with the solicitation of security holders.

Proposal 1 – Election of Directors, page 11

2.

We note the disclosure that if Mr. Andrews or Mr. Ballard are unable to stand for election, the proxy will be voted in favor of another person nominated by the Board. Please conform this disclosure to the language of Rule 14a-4(c)(5) of Regulation 14A. Please also confirm that should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute

U.S. Securities and Exchange Commission

April 4, 2016

Page Two

nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and has updated the Proxy Statement to conform the disclosure to the language of Rule 14a 4(c)(5) of Regulation 14A. The Company confirms that it will comply with the above instruction should it lawfully identify or nominate substitute nominees before the annual meeting.

Form of proxy

3.	Please revise the form of proxy to include the disclosure required by Rule 14a-6(e)(1).

RESPONSE: The Company respectfully acknowledges the Staff’s comment, and has revised the form of proxy to include the disclosure required by Rule 14a 6(e)(1).

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have additional questions or comments regarding the foregoing letter or the Proxy Statement, please do not hesitate to contact me at (858) 638-6722.

Very truly yours,

DLA Piper LLP (US)

/s/ Michael S. Kagnoff

Michael S. Kagnoff

Partner

cc:	Mel Flanigan, Chief Financial Officer, DTS, Inc.
Blake A. Welcher, General Counsel, DTS, Inc.